Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas  75219

January 25, 2013

Via EDGAR
Mr. Brad Skinner
Mr. Mark Wojciechowski
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	TGC Industries, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 15, 2012
File No. 1-32472

Dear Messrs. Skinner and Wojciechowski:

On behalf of TGC Industries, Inc. (the “Company”), we are submitting the Company’s responses to the comments to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated December 21, 2012.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Business, page 2
Customers and Consultants, page 4

1.                                      Disclosure under this section indicates that, during 2011, your largest customer accounted for 17% of your revenues.  Separately, disclosure in your filing under the section Risk Factors indicates that the loss of one of your major customers could have a material adverse impact.  In view of these factors, revise your disclosure to provide the name of the customer.  See Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE:

Pursuant to Item 101(c)(1)(vii) of Regulation S-K, the Company is required to disclose the name of any customer “if sales to the customer by one or more segments are made in an aggregate amount equal to 10% or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”  The Company has determined its backlog at December 31, 2011 which it reasonably expected to be filled during 2012, as calculated pursuant to Item 101(c)(1)(viii) of Regulation S-K, to be approximately $118 million which is over 78% of the 2011 revenue of approximately $151 million.  Based on this large amount of backlog, the Company believes that the loss of any customer would not have a material adverse effect on the Company and its subsidiaries taken as a whole since the business was replaceable by the large amount of backlog.  As a result of this belief, the Company proposes in Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) to add the following underlined language to the second paragraph under “Customers and Consultants” on page 4: “During 2011, our largest customer accounted for approximately 17% of revenues.  During 2010, our largest customer accounted for approximately 15% of revenues.  During 2009, our largest customer accounted for approximately 31% of revenues.  At December 31, 2011 and December 31, 2010, our backlog was approximately $118 million and $62 million, respectively, all of which we anticipated filling during fiscal year 2012 and 2011, respectively.  Due to our backlog, we would not expect the loss of any single customer to have a material adverse effect on our operations.”  Also, since the backlog would be large enough to replace any significant customers who cease to be customers or who dramatically reduce the amount of business done with the Company, the Company proposes in the Form 10-K Amendment to delete the risk factor on page 6 “We are dependent upon significant customers.”  For these reasons, the Company does not believe that the loss of a customer would have a material adverse effect on the Company and its subsidiaries taken as a whole; therefore, the Company does not believe that the name of any customer to which sales were made in an aggregate amount equal to 10% or more of the Company’s consolidated revenue is required to be disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 15

2.                                      Throughout this section, your discussion indicates that material changes in reported line items were attributable to multiple factors but does not quantify the impact of each identified factor. Revise your presentation to provide such quantification. See FRC 501.04.

RESPONSE:

In the Form 10-K Amendment, the Company proposes to include expanded disclosure as underlined below under “Results of Operations — Year Ended December 31, 2011, Compared to Year Ended December 31, 2010” on page 15 of the Form 10-K and “Years Ended December 31, 2010, Compared to Year Ended December 31, 2009” on page 16 of the Form 10-K:

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

Revenues.  Our revenues were $151,028,582 for the year ended December 31, 2011, compared to $108,318,801 for the same period of 2010, an increase of 39.4%.  Approximately 37% of the increase in revenues was attributable to continued improvement in the North American land seismic acquisition market and increased efficiencies of new wireless recording technology, and approximately 63% of the increase in revenues was attributable to our operation of additional seismic crews.  We operated seven seismic crews in the U.S. during the first quarter, added an eighth crew in the second quarter, and continued operating eight crews during the third and fourth quarters of 2011, as compared to six seismic crews during each of the first three quarters and seven crews in the fourth quarter of 2010.  We operated six seismic crews in Canada during the first quarter, two crews during the second and third quarters, and four crews during the fourth quarter of 2011, as compared to five seismic crews during the first quarter, no crews during the second quarter, two crews during the third quarter and four crews in the fourth quarter of 2010.

Cost of services.  Our cost of services was $104,022,944 for the year ended December 31, 2011, compared to $85,932,862 for the same period of 2010, an increase of 21.1%.  Virtually all of this increase was attributable to strong revenue growth during 2011, our operation of seven seismic crews, the addition during the second quarter of 2011 of our eighth seismic crew, and the continued operation of eight crews during the third and fourth quarters of 2011, as compared to six seismic crews in the U.S. during each of the first three quarters and seven seismic crews in the fourth quarter of 2010. We operated six seismic crews in Canada during the first quarter, two crews during the second and third quarters, and four crews during the fourth quarter of 2011, as compared to five seismic crews during the first quarter, no crews during the second quarter, two crews during the third quarter and four crews in the fourth quarter of 2010.  Approximately 19% of the increase was offset by increased efficiencies of new wireless recording technology and a decrease in higher cost shot-hole contracts.  As a percentage of revenues, cost of services was 68.9% for the year ended December 31, 2011, compared to 79.3% for the same period of 2010.

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

Cost of services.  Our cost of services was $85,932,862 for the year ended December 31, 2010, compared to $65,379,612 for the same period of 2009, an increase of 31.4%.  Virtually all of this increase was due to the inclusion of Canadian operations that was purchased in October, 2009.  Other factors include the increase in revenues for the year ended December 31, 2010, as explained above, compared to the same period of 2009 and lower margins in the U.S. resulting from depressed demand and a more competitive pricing environment (especially in the first half of 2010).  As a percentage of revenues, cost of services was 79.3% for the year ended December 31, 2010, compared to 72.3% for the same period of 2009.

3.                                      We note that reported revenue increased materially during 2011 as compared to 2010.  To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE:

The proposed requested information is included in the proposed Revenue discussion in section Year Ended December 31, 2011, Compared to Year Ended December 31, 2010 that appears above in response to Comment 2.

Financial Statements and Supplementary Data, page 24
Notes to Consolidated Financial Statements, page 31
Note B — Summary of Significant Accounting Policies, page 31
Revenue Recognition, page 32
Seismic Surveys

4.                                      Disclosure under this section indicates, in part, that “services are defined as the commencement of data acquisition”. Explain to us both the basis for this definition and the specific impact that the application of this definition has on your revenue recognition. In this regard, to the extent that you believe commencement of data acquisition constitutes delivery, explain to us your basis for this belief.

RESPONSE:

Commencement of data acquisition is the physical act of laying out seismic equipment or recording contractually determined data points.  As the company’s laying out of seismic equipment or recording each seismic data point constitutes delivery pursuant to the terms of the contract, revenue associated with that point is earned as stated in the contract. Thus, as seismic equipment lines are laid out or data is recorded, the contracted service has been performed for the customer and TGC has earned the associated revenue.

In the Form 10-K Amendment, the Company proposes to include expanded disclosure as underlined below regarding the definition of “data acquisition” under “Note B — Summary of Significant Accounting Policies — Revenue Recognition — Seismic Surveys” on page 32 of the Form 10-K:

Services are defined as the commencement of data acquisition which is the physical act of laying out seismic equipment or recording contractually determined data points.

5.                                      You indicate that Eagle Canada recognizes revenue on turnkey agreements “as services are performed on a per unit of seismic data laid-out rate.” Explain to us, in reasonable detail, specifically what this means and how revenue is recognized for Eagle Canada’s turnkey agreements. As part of your response, explain how revenue recognition for these agreements differs from that for your other turnkey agreements.

RESPONSE:

Eagle Canada recognizes revenue on turnkey agreements on a percentage of completion method based on receiver lines laid out.  Revenue is measured on a per-unit of seismic equipment laid out rate in relation to the estimated total lines to be laid out for the project per contract.  TGC recognizes turnkey contracts on a percentage of completion method derived from the number of data points per square mile. Revenue is measured on a per-unit of seismic data acquired rate as stated in the contract.

In the Form 10-K Amendment, the Company proposes to include expanded disclosure as underlined below regarding the revenue recognition on turnkey agreements under “Note B — Summary of Significant Accounting Policies — Revenue Recognition — Seismic Surveys” on page 32 of the Form 10-K:

Under turnkey agreements, the total number of units of seismic data to be gathered is set forth in the agreement.  TGC recognizes revenue on turnkey agreements as services are performed on a per unit of seismic data acquired rate based on the number of data points per square mile obtained as compared to the number of square miles set forth in the agreement.  Eagle Canada recognizes revenue on turnkey agreements as services are performed on a per unit of seismic data laid-out rate, which is standard industry practice in Canada, based on the number of receiver lines laid out as compared to the estimated total lines to be laid out for the project pursuant to the agreement.

Note L — Contingencies, page 42

6.                                      We note the disclosure indicating that, in your opinion, the ultimate resolution of claims is not expected to have a material adverse effect upon the financial position of the company. Confirm to us that you believe it is remote that these claims will be material, including to your results of operations and liquidity. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.

RESPONSE:

Management continues to believe that the ultimate resolution of claims is not expected to have a material adverse effect upon the financial position of the company.  Management continues to believe that it is remote that these claims will be material, including to the company’s results of operations and liquidity.

In the Form 10-K Amendment, the Company proposes to include expanded disclosure as underlined below regarding the revenue recognition on turnkey agreements under “Note L — Contingencies” on page 42:

In conducting its activities, the Company from time to time is the subject of various claims arising from the ordinary course of business.  In the opinion of management, it is remote that these claims will be material, including to the Company’s results of operations and liquidity.

Controls and Procedures, page 45
Management’s Report on Internal Control over Financial Reporting

7.                                      Disclosure under this section refers to the attestation report of Lane Gorman Trubitt, LLP. However, this report does not appear to have been included in your filing. Amend your filing to resolve this deficiency.

RESPONSE:

The Company will file the attestation report of Lane Gorman Trubitt, LLP dated March 13, 2012 in the Form 10-K Amendment.

Enclosed herewith is a statement from the Company regarding (i) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that the staff’s comments or changes to disclosure in response to the staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let me know if the responses are acceptable.  You can reach me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0363
Bruce.newsome@haynesboone.com

cc:	Mr. Wayne Whitener

Mr. James Brata

TGC Industries, Inc.

101 East Park Blvd, Suite 955

Plano, Texas 75074

January 25, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             TGC Industries, Inc.

Ladies and Gentlemen:

TGC Industries, Inc. (the “Company”) hereby acknowledges the following:

(1)               The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and any amendments thereto;

(2)               Comments from the Securities and Exchange Commission (the “Commission”) staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)               The Company may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TGC Industries, Inc.

By:	/s/ James Brata
James Brata
Vice President and Chief Financial Officer